OPERATING EXPENSE LIMITATION AGREEMENT

DREXEL HAMILTON MUTUAL FUNDS

Drexel Hamilton Multi-Asset Real Return Fund

This Operating Expense Limitation Agreement (“Agreement”), dated as of September 14, 2013, is made and entered into by and between Drexel Hamilton Mutual Funds, a Delaware statutory trust (the “Trust”), on behalf of its series, Drexel Hamilton Multi-Asset Real Return Fund (the “Fund”), and Centre Asset Management, LLC (the “Adviser”).

WHEREAS, the Adviser and the Trust, on behalf of the Fund, are party to an interim investment advisory agreement dated September 14, 2013, and an interim expense limitation agreement dated September 14, 2013, pursuant to which the Adviser, during the term of such agreements, provides investment advisory services to the Fund and has agreed to limit the covered operating expenses of the Fund, respectively; and

WHEREAS, the Trust, the Fund and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to continue to limit the covered operating expenses of the Fund for the period set forth herein in the event that the new investment advisory agreement between the Trust, on behalf of the Fund, and the Adviser (the “New Advisory Agreement”) takes effect by entering into this Agreement to maintain the Fund’s expense ratio within the Operating Expense Limit, as defined below.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees, subject to Paragraph 3 hereof, to reduce the fees payable to it under the New Advisory Agreement and/or reimburse other expenses of the Fund to the extent necessary to limit the current operating expenses of each class of shares of the Fund (exclusive of any front-end or contingent deferred sales loads, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, extraordinary expenses such as litigation and other expenses not incurred in the ordinary course of the Fund’s business, and acquired fund fees and expenses, except that, if an acquired fund is an underlying fund managed by the Adviser and such acquired fund is not subject to an effective expense limitation or fee waiver agreement at any time during the term of this Agreement, then, for that time, the operating expenses of each class of shares of the Fund shall not exclude the amount of advisory fees included in such acquired fund’s fees and expenses to which the Fund would otherwise be subject), to the amount of the “Maximum Operating Expense Limit” applicable to each such class of shares as set forth across from the name of each respective class of the Fund on the attached Schedule A. In the event that the current operating expenses of a class of the Fund, as accrued each month, exceed its Maximum Operating Expense Limit, the Adviser will reduce the fees payable to it and/or pay to that class of the Fund, on a monthly basis, the excess expense within 15 calendar days, or such other period as determined by the Board of Trustees of the Trust, of being notified that an excess payment is due. In the event that the Board of Trustees of the Trust determines that an excess expense payment due date be other than 15 calendar days, the Trust will provide the Adviser with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses,” with respect to each class of the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund and each of its classes, including the Adviser’s investment advisory fee detailed in the New Advisory Agreement, any Rule 12b-1 fees and other expenses described in the New Advisory Agreement, but it does not include any front-end or contingent deferred sales loads, taxes, leverage interest, brokerage commissions, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation and other expenses not incurred in the ordinary course of the Fund’s business.

3. REIMBURSEMENT OF FEES AND EXPENSES. The Fund agrees to pay to the Adviser the amount of fees (including any amounts foregone through limitation or reimbursed pursuant to Paragraph 1 hereof) that, but for Paragraph 1 hereof, would have been payable by the Fund to the Adviser pursuant to the New Advisory Agreement or which have been reimbursed in accordance with Paragraph 1 (the “Deferred Fees”), subject to the limitations provided in this Paragraph 3. Such repayment shall be made monthly, but only if the operating expenses of the Fund (exclusive of the fees and expenses set forth in Paragraph 1), without regard to such repayment, are at an annual rate (as a percentage of the average daily net assets of the Fund) equal to or less than the “Maximum Operating Expense Limit” for each respective class of shares of the Fund, as set forth on Schedule A. Furthermore, the amount of Deferred Fees paid by the Fund in any month shall be limited so that the sum of: (a) the amount of such payment and (b) the other operating expenses of the Fund (exclusive of the fees and expenses set forth in Paragraph 1) do not exceed the above-referenced “Maximum Operating Expense Limit” for each respective class of shares of the Fund.

Deferred Fees with respect to any fiscal year of the Fund shall not be payable by the Fund to the extent that the amounts payable by the Fund pursuant to the preceding paragraph during the period ending three years after the end of such fiscal year are not sufficient to pay such Deferred Fees. In no event will the Fund be obligated to pay any fees waived or deferred by the Adviser with respect to any other series of the Trust.

4. TERM AND TERMINATION OF AGREEMENT. This Agreement shall become effective upon the effective date of the New Advisory Agreement and shall continue in effect for a period of two years from such date (the “Termination Date”), and thereafter may be renewed for successive one-year terms upon agreement by the parties. This Agreement may be terminated by either party hereto, at any time and without payment of penalty, provided that (i) the terminating party provides ninety (90) days prior written notice of such termination to the other party, and (ii) such termination will not be effective before the Termination Date (unless otherwise specifically agreed upon), and provided further, that any termination sought by the Trust must be authorized by resolution of a majority of the Non-Interested Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Fund.

5. PRIOR AGREEMENTS. This Agreement supersedes any and all prior agreements, negotiations, correspondence, undertakings and communications of the Trust or the Adviser or their respective representatives, oral or written, respecting such subject matter.

6. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

7. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

DREXEL HAMILTON MUTUAL FUNDS		CENTRE ASSET MANAGEMENT, LLC

By:	/s/ Andrew Bang	By:	/s/ James Abate
	Name: Andrew Bang		Name: James Abate
	Title: President		Title: Managing Director

SCHEDULE A

OPERATING EXPENSE LIMITS

Fund Name and Class of Shares	Maximum Operating Expense Limit*

Drexel Hamilton Multi-Asset Real Return Fund
Investor Shares	1.25%
Institutional Shares	1.00%

* Expressed as a percentage of the Fund’s average daily net assets.